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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Capital, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 29th Floor
(No. and Street)

New York,	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arnold Sarabella 212-702-6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place, Suite 200	Great Neck,	New York	11021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Sarabella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Capital, LLC., as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 20 17

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries

Financial Statements and Supplementary

Information Required by Rule 17a-5 of

The Securities and Exchange Commission

and Independent Auditor's Report

and Report on

Internal Control

December 31, 2013

Brean Capital, LLC and Subsidiaries
Financial Statement and Supplementary Information Required By Rule 17a-5 of The Securities and Exchange Commission And Report on Internal Accounting Control
December 31, 2013

Table of Contents

Index:	Page
Independent Auditor's Report	1
Financial Statements:	
Consolidated Statement of Financial Condition	2
Consolidated Statement of Operations	3
Consolidated Statement of Cash Flows	4
Consolidated Statement of Changes in Subordinated Borrowings to the Claims of General Creditors	5
Consolidated Statement of Changes in Members' Equity	6
Notes to Consolidated Financial Statements	7-16
Supplemental Schedule Required by Rule 17a-5 of the Securities Exchange Act of 1934:	
Independent Auditor's Report on Supplementary Information	17
Schedule I – Computation of Net Capital Under Rule 15c3-1	18
Independent Auditor's Report on Internal Control Required By Securities and Exchange Commission Rule 17a-5	19-20

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Board of Directors
Brean Capital, LLC:

We have audited the accompanying consolidated financial statements of Brean Capital, LLC and Subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brean Capital, LLC and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 19, 2014

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

Assets

Assets:		
Cash and cash equivalents	$	2,667,826
Receivables from brokers-dealers and clearing organizations		3,427,200
Interest receivable		3,488,872
Securities owned, at fair value (pledged as collateral with clearing broker)		1,226,653,015
Due from affiliate		21,352
Prepaid expenses and other receivables		1,828,470
Furniture, equipment and leasehold improvements, net		468,470
Security deposits		79,823
Total Assets	$	1,238,635,028

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased at fair value	$	274,110,633
Payable to brokers-dealers and clearing organizations		908,921,368
Accounts payable, accrued expenses and other liabilities		1,943,746
Compensation payable		6,132,944
Due to member		429,771
Total Liabilities		1,191,538,462
Members' Equity		47,096,566
Total Liabilities and Members' Equity	$	1,238,635,028

The accompanying notes are an integral part of these consolidated financial statements

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Operations
For the Year Ended December 31, 2013

Revenues:	
Commissions & other fees	$ 20,705,348
Management fees	1,583,208
Investment banking and syndicate underwriting fees	6,389,245
Realized and unrealized gain on investment securities, net	(266,317)
Principal transactions, net	(3,961,361)
Interest income, net	33,295,255
Other income	2,174,637
Total Revenues	59,920,015
Expenses:	
Compensation and benefits	41,611,251
Clearance and floor brokerage	1,533,853
Travel and entertainment	1,836,295
Occupancy and equipment rentals	4,673,042
Depreciation and amortization	116,169
Communications and informational services	5,722,838
Professional services	2,618,469
Interest expense	214,768
Other	2,541,613
Total Expenses	60,868,298
Net Loss	$ (948,283)

The accompanying notes are an ntegral part of these consolidated financial statements

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net loss	$ (948,283)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	116,169
Unrealized gains on investment securities, net	(6,202)
(Increase) Decrease in assets and liabilties	
Receivables from brokers-dealers and clearing organizations	3,446,192
Securities owned, at fair value	(262,346,988)
Interest receivable	(3,488,872)
Prepaid expenses and other receivables	(1,112,049)
Due from affiliate	60,806
Security deposits	(39,452)
Securities sold, not yet purchased, at fair value	63,247,811
Payable to brokers-dealers and clearing organizations	202,139,055
Accounts payable, accrued expenses and other liabilities	(196,373)
Compensation payable	(663,042)
Due to member	151,676
Net Cash Provided by Operating Activities	360,448
Cash Flows From Investing Activities:	
Purchase of furniture, equipment and leasehold improvements	(160,457)
Net Cash Used in Investing Activities	(160,457)
Cash Flows From Financing Activities:	
Cash distributions paid	(2,350,000)
Net Cash Used in Financing Activities	(2,350,000)
Net Decrease in Cash and Cash Equivalents	(2,150,009)
Cash and Cash Equivalents, Beginning of Year	4,817,835
Cash and Cash Equivalents, End of Year	$ 2,667,826
Supplemental Cah Flow Disclosures:	
Cash paid during the year for	
Interest	$ 4,218,644
State and local income taxes	$ 19,568
Noncash Financing Activities:	
Securities received for investment banking services	$ 242,144
Conversion of subordinated debt to equity	$ 6,603,825
Distribution of not readily marketable securities to member	$ 3,354,473
Reversal of accrued interest on subordinated debt	$ 146,175

The accompanying notes are an integral part of these consolidated financial statements

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Changes in Subordinated Borrowings to the Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated Borrowings at January 1, 2013		$ 6,750,000
Decreases:		
Conversion of subordinated debt to members' equity	$ 2,603,825	
Conversion of subordinated debt to members' equity	4,000,000	
Reverse interest on subordinated debt	146,175	
Total decreases		6,750,000
Subordinated Borrowings at December 31, 2013		$ -

The accompanying notes are an integral part of these consolidated financial statements

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Robert Fine	Robert Tirschwell	BMUR Holdings, Inc.	Total
Balance, January 1, 2013	$ 13,473,336	$ 13,473,336	$ 20,198,825	$ 47,145,497
Net Loss	(241,812)	(241,812)	(464,659)	(948,283)
Cash distributions	(599,250)	(599,250)	(1,151,500)	(2,350,000)
Distribution of specific securities and a receivable not readily marketable	-	-	(3,354,473)	(3,354,473)
Conversion of subordinated debt to members' equity	-	-	6,603,825	6,603,825
Balance, December 31, 2013	$ 12,632,274	$ 12,632,274	$ 21,832,018	$ 47,096,566

The accompanying notes are an integral part of these consolidated financial statements

Note 1 – Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and various other exchanges. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company engages in several classes of services including trading of mortgage backed securities and other fixed income instruments, management advisory, investment banking and syndicate underwriting and principal transactions. The Company is also a market maker in certain securities.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. ("BMICS"), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. ("XBMCIC"), a corporation organized in China in 2011, both of which are wholly-owned subsidiaries of the Company. BMICS provides investment banking and advisory services and XBMCIC provides consulting services in the Xiamen Special Zone. All material intercompany balances and transactions have been eliminated in consolidation. The financial results of BMICS and XBMCIC are disclosed in footnote 13.

Translation of Foreign Currencies

Asset and liabilities denominated in foreign currencies are translated at year-end rates of exchanges, whereas the income statement accounts are translated at average rate of exchange for the year. Gains or losses from foreign currency transactions are included in other income in the consolidated statement of financial operations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturities of three months or less to be cash equivalents. At December 31, 2013, cash equivalents were $444,188. Cash and cash equivalents of $2,022,182 were held at one financial institution which is in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition
Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis as securities transactions occur. Other fees are recorded when invoiced and management fees are recorded when earned.

Investment banking and syndicate underwriting fees include revenues and fees, net of syndicate expenses, from securities offerings in which the Company acts as an underwriter or agent, and advisory services. Investment banking management fees and sales commissions are recorded on offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable which is generally on the offering date. Advisory fees are recognized when the services are completed. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the fair value at date of grant.

Principal transactions, including expenses related to this revenue, which are recorded on a trade date basis, include realized and unrealized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Rent Obligation
The Company has operating lease agreements for office equipment and certain offices which contain provisions for future rent escalations or for periods in which rent payments are abated. The Company records monthly rent expense equal to the total of the payment due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. The amount of deferred rent included in accounts payable, accrued expenses and other liabilities, as reflected on the accompanying consolidated statement of financial condition at December 31, 2013 is $458,309. The Company also subleases office space offsetting the rental income against the rental expense. The Company provided lease incentives to its sublease tenant which is amortized against rental income over the life of the lease. Lease incentives at December 31, 2013 were $172,355 which is reported in prepaid expenses and other assets in the accompanying consolidated statement of financial condition.

Securities Owned
Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis in the consolidated statement of financial operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold

Note 2 – Summary of Significant Accounting Policies (Continued)

improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income Taxes

The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal and state income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax which is four percent of income after adjusting for non-deductible compensation to members and certain exclusions. The Company did not provide a tax provision since it did not generate taxable income for the year ended December 31, 2013.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations by taxing authorities for years prior to the three year statute of limitations and there are presently no ongoing income tax examinations.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Between December 31, 2013 and the issuance of these financial statements, there were no undisclosed material subsequent events.

Note 3 – Fair Value Measurement

Financial Accounting Standard Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The

Note 3 – Fair Value Measurement (Continued)

unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Securities Owned, at fair value				
Money market - Included in cash and cash equivalents	$ 444,188	$ -	$ -	$ 444,188
Agency mortgage-backed	-	72,819,726	-	72,819,726
Commercial mortgage-backed		421,410	-	421,410
US Government and federal agencies	101,868,493	1,034,614,454		1,136,482,947
Corporate debt (corporate asset backed)		12,736,020	3,200,358	15,936,378
Municipals		585,628		585,628
Common stock				
Publicly traded			393,800	393,800
Warrants				
Publicly traded			13,126	13,126
				-
Totals	$ 102,312,681	$ 1,121,177,238	$ 3,607,284	$ 1,227,097,203
Securities Sold, not yet purchased, at fair value				
US Government and federal agencies	$ 274,110,633	$ -	$ -	$ 274,110,633
Totals	$ 274,110,633	$ -	$ -	$ 274,110,633

Level 1 consists of Treasuries, mortgage backed securities, to be announced securities ("TBA's"), and money market funds.

Level 2 consists of mortgage backed securities, selective collateralized mortgage backed securities, and asset backed securities with recent sales activity, and investment grade and asset backed corporate bonds.

Note 3 – Fair Value Measurement (Continued)

Level 3 consists of non-investment grade corporate asset backed bonds with par values of less than 95, and stocks and warrants.

The following table summarizes the changes in the Company's Level 3 financial instruments for the year ended December 31, 2013:

	Corporate Debt	Common Stock	Warrants	Other	Total
Balance at January 1, 2013	$ 7,746,510	$ -	$ -	$ 112,500	$ 7,859,010
Purchases	150,839,117	-	-	-	150,839,117
Sales	(155,420,603)	-	-	-	(155,420,603)
Distribution to Member	-	-	-	(112,500)	(112,500)
Transfer In	-	326,000		-	326,000
Received as fees for investment services	-	67,800	13,126	-	80,926
Net Realized/Unrealized Gain	467,069	-	-	-	467,069
Return of Principal	(431,735)	-	-	-	(431,735)
Balance at December 31, 2013	$ 3,200,358	$393,800	$ 13,126	$ -	$ 3,607,284

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Warrants that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

Note 4 – Receivable From/Payable to Brokers-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers-dealers and clearing organizations receivable at December 31, 2013 consist of the following:

	Receivable	Payable
Cash	$ 1,765,545	$ -
Receivable from broker-dealer	1,061,860	-
Delayed delivery	501,972	
Receivable from clearing organization	97,823	
Payable to clearing organization	-	908,921,368
	$ 3,427,200	$ 908,921,368

Note 5 – Prepaid expenses and other receivables

Prepaid expenses and other assets at December 31, 2013 consist of the following:

Prepaid rent	$ 578,478
Other prepaid expenses	470,222
Loans and advances	406,010
Other receivables	373,760
	$ 1,828,470

Note 6 – Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2013 are stated at cost and consist of the following:

	Estimated Useful Lives	**Amount**
Furniture and Fixtures	7 Years	$ 215,965
Computer Equipment	3-5 Years	1,018,917
Leasehold improvements	5 Years	210,086
Total, at cost		1,444,968
Less accumulated depreciation and amortization		976,498
Net		$ 468,470

Depreciation and amortization expense was $116,169 for the year ended December 31, 2013.

Note 7 – Subordinated Borrowings from Related Parties

During 2013 the Company sought FINRA's approval to covert the December 22, 2011 subordinated loan of $2,500,000 plus accrued interest of $103,825 to equity along with the July 30, 2012 subordinated loan of $4,000,000. The $2,500,000 subordination and accrued interest was approved by FINRA in January 2013 and the $4,000,000 subordination was approved in January 2014, effective December 31, 2013. Total accrued interest of $453,770 related to the $4,000,000 subordination was paid to related parties in January 2014.

Note 8 – Related Party Transactions

The Company provides and receives certain management and administrative services from affiliates. To the extent these revenues and costs are specifically identifiable and quantifiable, the Company recognizes these revenues and expenses. For the year ended December 31, 2013, the Company earned $1,583,208 of management fees from these affiliates. The Company incurs costs directly related to these management fees which are charged to the affiliates. At December 31, 2013, $21,352 was due from an affiliate in connection with such management and administrative services.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by an affiliate to the Company but executed by registered representatives of the Company.

Note 9 - 401(k) Plan

The Company sponsors a 401(k) plan covering substantially all employees. For the year ended December 31, 2013 the Company elected not to make matching contributions.

Note 10 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $20,936,821, which was $20,060,221 in excess of its required minimum net capital of $730,500. The Company's percentage of aggregate indebtedness to net capital was 40.63%.

Note 11 - Commitments and Contingencies

Lease Commitments

The Company has non-cancelable operating leases, relating to its offices located in New York, San Francisco, Beijing, China and various other locations which expire through August 2018. Certain leases

Note 11 - Commitments and Contingencies (Continued)

provide for additional rent related to increases in real estate taxes and operating expenses. The Company also has non-cancelable operating leases for use of office equipment.

Future minimum rental payments under these leases in each of the years subsequent to December 31, 2013 are as follows:

	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2014	$ 4,360,000	$ 1,144,000	$ 3,216,000
2015	4,315,000	1,173,000	3,142,000
2016	4,303,000	1,202,000	3,101,000
2017	1,568,000	407,000	1,161,000
2018	466,000	-	466,000
Total	$ 15,012,000	$ 3,926,000	$ 11,086,000

The Company recognizes rent expense over the entire lease term on a straight line basis. Rent expense, net of sublease rental income, under all operating leases, approximated $3,300,000 for the year ended December 31, 2013.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party or otherwise involved will have a material adverse effect on its financial position, results of operations and cash flows, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on the Company's operating results in that period.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company has an outstanding letter-of-credit agreement aggregating approximately $440,000 used in lieu of a security deposit for one of its offices. This agreement matches the term of one of the non-cancelable operating leases.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and securities purchased and sold on a when-issued basis ("when-issued securities"). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no margin accounts guaranteed by the Company other than just described at December 31, 2013.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

Note 12 – Financial Instruments with Off-Balance Sheet Risk (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 13 – Financial results of subsidiaries

The consolidated financial statements include the accounts of its wholly-owned subsidiaries, BMICS and XBMCIC, as described in Note 1, Principles of Consolidation. BMICS and XBMCIC, in the aggregated, incurred a pretax loss of approximately $509,000 which is included in the consolidated statement of operations. Total assets of BMICS and XBMCIC were approximately $646,000 at December 31, 2013 which was primarily comprised of cash on hand and are included cash and cash equivalents in the consolidated statement of financial condition.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

**Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934**

Board of Directors
Brean Capital, LLC:

We have audited the consolidated financial statements of Brean Capital, LLC and Subsidiaries as of and for the year ended December 31, 2013, and have issued our report thereon dated February 19, 2014 which contained an unmodified opinion on those consolidated financial statements. Our audit was performed for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 19, 2014

Brean Capital, LLC and Subsidiaries
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net Capital:		
Total member's equity	$	47,096,566
Deductions and/or changes:		
Non-allowable assets from statement of financial position		
Securities and/or investments - not readily marketable		73,469
Receivables from brokers-dealers and clearing organizations		1,061,860
Unsecured receivables- loans and advamces and miscelleous receivables		373,759
Prepaid expenses and other receivables		1,534,534
Investment in subsidiaries and receivable from affiliates		666,995
Furniture, equipment and leasehold improvements, net		468,470
Other charges		30,000
Total		4,209,087
Net capital before haircuts on securities positions		42,887,479
Deduct haircut on securities positions		
U.S. Government obligations		15,351,987
State and municipal government obligations		30,085
Corporate obligations		6,459,383
Equity positions		50,018
Other securites		8,884
Undue concentration		49,952
Other		349
Total Haircuts		21,950,658
Net Capital	$	20,936,821
Aggregate indebtedness:		
Total liabilities from statement of financial position		1,191,538,462
Less:		
Securities sold, not yet purchased at fair value		274,110,633
Payable to brokers-dealers and clearing organizations		908,921,368
Total	$	8,506,461
Computation of basic net capital requirement:		
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,00 minimum dollar net capital requirement	$	730,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$	567,098
Net capital requirement (greater of above)	$	730,500
Excess net capital over minimum net capital	$	20,206,321
Net capital less 120% of minimum net capital requirement	$	20,060,221
Percentage of aggregate indebtedness to net capital		40.63%

There are no material differences between the computation of net capital above and the corresponding schedules in the Company's unaudited December 31, 2013 Part II FOCUS report refiled on February 24, 2014

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Brean Capital, LLC:

In planning and performing our audit of the consolidated financial statements of Brean Capital, LLC and Subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5
(Continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 19, 2014

BREAN CAPITAL, LLC

February 25, 2014

United States Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find two copies of the audited financial statements and Form SIPC-7T for Brean Capital, LLC. for the year ended December 31, 2013.

Sincerely,

Arnold Sarabella
Chief Financial Officer

Cc: United States Securities and Exchange Commission
New York Regional Office
200 Vesey Street, Suite 400
New York, NY 10281
Attn: Mr. Andrew Calamari

Brean Capital, LLC and Subsidiaries

Agreed Upon Procedures Required By

SEC Rule 17a-5(e)(4)

For The Year Ended

December 31, 2013

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

To the Board of Directors of Brean Capital, LLC
1345 Avenue of the Americas
New York, NY 10105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Brean Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Brean Capital, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brean Capital, LLC's management is responsible for the Brean Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the check payable to Securities Investors Protection Corporation noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and amended SIPC-7 noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, and SIPC filing combinations supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman
Kamler, Lewis & Noreman LLP

Great Neck, New York
February 19, 2014

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040742 FINRA DEC
Brean Capital LLC 7*7
1345 Avenue of the Americas
New York, NY 10105-0302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Arnold Sarabella

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 143,094
   B. Less payment made with SIPC-6 filed (**exclude interest**) (66,765)
      July 22, 2013
      Date Paid
   C. Less prior overpayment applied (~~76,259~~ 76,329)
   D. Assessment balance due or (overpayment) ~~76,259~~ 76,329
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~76,259~~ 76,329
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ~~76,259~~ 76,329
   H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brean Capital LLC
(Name of Corporation, Partnership or other organization)

Arnold Sarabella
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$67,341,421
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	416,105
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,533,852
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	301,895
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management Fee Affiliate (Deductions in excess of $100,000 require documentation)	1,583,207
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,100,877	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	7,100,877
Total deductions	10,519,832
2d. SIPC Net Operating Revenues	$57,237,694
2e. General Assessment @ .0025	$143,094
	(to page 1, line 2.A.)

Brean Capital, LLC and Subsidiaries
Schedule of Assessment and Payments
Assessment Reconciliation (Form SIPC-7)
To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2013

Assessment	$ 143,094

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 22, 2013	$ 66,765
To be paid	76,329
	$143,094

Unaudited – See accompanying agreed upon procedures.